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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                                          ------
                         UNITED STATES EXPLORATION, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   91182F 10 5
          -----------------------------------------------------
                                 (CUSIP Number)


                               Demetrie D. Carone
               9819 South Richmond Avenue., Tulsa, Oklahoma 74137
                                 (918) 298-3043
     ---------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 5, 1996
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



SEC 1746 (12-91)

                                   SCHEDULE 13D

CUSIP No.  91182F  10  5                          PAGE  2   OF  4   PAGES
          ----------------                            -----    -----
- --------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DEMETRIE D. CARONE     ###-##-####
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]
                                       N/A
- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 Personal funds
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America
- --------------------------------------------------------------------------------
7    SOLE VOTING POWER

- --------------------------------------------------------------------------------
  NUMBER OF   |    |     SOLE VOTING POWER
   SHARES     |    |     1,064,205
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |    |     SHARED VOTING POWER
    EACH      |    |
  REPORTING   |-----------------------------------------------------------------
    WITH      |    |     SOLE DISPOSITIVE POWER
              |    |     1,064,205
              |-----------------------------------------------------------------
              |    |     SHARED DIPOSITIVE POWER
              |    |
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,064,205
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     16%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                       IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

CUSIP No.  91182F  10  5                          PAGE  3   OF  4   PAGES
          ----------------                            -----    -----
- --------------------------------------------------------------------------------


Item 1:  SECURITY AND ISSUER

     This Statement relates to the acquisition, disposition and beneficial ownership of Common Shares ($.0001 par value per share) of United States Exploration, Inc. (hereinafter the "Company"), whose principal place of business is located at 1901 New Street, Independence, Kansas 67301.

Item 2:  IDENTITY AND BACKGROUND

     a.   Name - Demetrie D. Carone

     b.   Address - 9819 South Richmond Ave., Tulsa, Oklahoma 74137

     c.   Occupation - Private Investor

     d. During the past five years, Mr. Carone has not been convicted in any criminal proceeding.

     e. During the past five years, Mr. Carone has not been a party to a civil proceeding before a judicial or administrative body of compentent jurisdiction.

     f.   Mr. Carone is a citizen of the United States of America.


Item 3:  SOURCE OF FUNDS OR OTHER CONSIDERATION

     Mr. Carone exercised options and acquired Shares in a private transaction. The exercise of the options and acquisition of additional shares were completed with his personal funds.

Item 4:  PURPOSE OF TRANSACTION

     The securities of the Company acquired by Mr. Carone were acquired for purposes of investment.

Item 5:  INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of the filing of this Schedule, Mr. Carone is deemed to beneficially own, directly or indirectly, 1,064,205 Common Shares of the Company, which number includes 335,000 shares underlying the options which remain unexercised and 729,205 shares of the Company's Common Stock. These holdings represent 16% of the issued and outstanding Common Shares of the Company.

     b. Mr. Carone has the power to vote all of the shares held directly by him.

                                  SCHEDULE 13D

CUSIP No.  91182F  10  5                          PAGE  4   OF  4   PAGES
          ----------------                            -----    -----
- --------------------------------------------------------------------------------

     c. Mr. Carone exercised options to acquire an additional 25,000 shares of Common Stock on August 1, 1996. Subsequently, Mr. Carone acquired an additional 131,400 shares of the Company in a private transaction.

     d. N/A

     e. N/A

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     N/A

Item 7:  MATERIAL TO BE FILED AS EXHIBITS

     N/A

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13-D is true, correct and complete.

/S/  DEMETRIE D. CARONE                     Date:           9-3-96
- -----------------------------------               ------------------------------
     Demetrie D. Carone